UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE ANNOUNCES CFO RESIGNATION

Rio de Janeiro, January 10, 2006 — TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE) announces that Mr. Marcos Grodetzky, its Chief Financial Officer and Investor Relations Officer, will be leaving the Company for personal reasons. The Company’s CEO, Mr. Ronaldo Iabrudi, will temporarily assume those functions until a new CFO is appointed.
Mr. Grodetzky will continue as CFO through January 31, 2006. He has been working for Telemar for four years and has acted as CFO and Investor Relations Officer for approximately three years.

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TNE – INVESTOR RELATIONS Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208 Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 / Fax: 1-646-284-9494